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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number      001-15228
CP Ships Limited

(Exact name of registrant as specified in its charter)
2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom +44 (0) 1293 866200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, without par value (including Common Share Purchase Rights)
4% Convertible Senior Subordinated Notes due 2024

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☑	Rule 12h-3(b)(2)(i)	☑
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Common Shares: 1
Notes: 9
     Pursuant to the requirements of the Securities Exchange Act of 1934, CP Ships Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

	By:	/s/ Iain Torrens
Date: January 6, 2006		Name:	Iain Torrens
		Title:	Deputy Chief Financial Officer and Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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